

DIVISION OF
CORPORATION FINANCE

June 22, 2009

Mr. Peter Mitchell
Chief Financial Officer
Taseko Mines Limited
Suite 300, 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

> **Re:** **Taseko Mines Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 1-31965**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   Please correct your commission file number on the cover of your periodic and current filings to read 001-31965, which was assigned in conjunction with your filing of the Form 8-A registration statement on January 26, 2004.

<u>Exhibits 99.1 and 99.2, Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

2.   Please revise the certifications to conform to the language required by Form 40-F. Specifically:

● In paragraph 4, you have omitted the words "and internal control over financial reporting (as defined in Exchange Act Rules 13e-15(f) and 15d-15(f)."

● You have omitted paragraph 4(b) and have renumbered paragraph 4(c) as 4(b) and paragraph 4(d) as 4(c).

● In paragraph 4(d), you have replaced the words "period covered by the annual report" with the words "issuer's most recent fiscal quarter."

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
       N. Gholson